Exhibit 2.1
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
Sunrise Communications AG (“Sunrise” or the “Company”) had the following securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”):
Class A common shares, nominal value CHF 0.1 per share (Namenaktien)
(the “Sunrise Class A Common Shares”)
This exhibit contains a description of the rights of the holders of Sunrise Class A Common Shares. The following summary of the rights of the holders of Sunrise Class A Common Shares is subject to and qualified in its entirety by the Company’s articles of association (the “Articles”) and by applicable Swiss law. This is not a summary of all the significant provisions of the Articles or of Swiss law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in the Company’s Annual Report on Form 20-F to which this description of securities registered under section 12 of the Exchange Act is an exhibit.
Item 9. General
Item 9.A.3 Pre-Emptive and Advance Subscription Rights
Pursuant to the Swiss Code of Obligations, existing Sunrise shareholders have pre-emptive rights (Bezugsrechte) to subscribe for newly issued shares in proportion to the respective nominal values of their holdings. With respect to conditional capital, Sunrise shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of equity-linked financial instruments. Pre-emptive rights and advance subscription rights can be excluded or restricted for important reasons (aus wichtigem Grund). In the case of Sunrise, shareholders can exclude or restrict pre-emptive or advance subscription rights, or authorize the Sunrise Board to do so, with the approval of (A) two-thirds of the votes represented, voting together as a single class, and (B) a majority of the share capital represented ((A) and (B) together, a “Supermajority Vote”) and a majority of the class B shares with privileged voting rights of Sunrise with nominal value of CHF 0.01 per share (the “Sunrise Class B Shares”) represented, voting separately as a class (a “Class B Vote”). In a capital increase within the Capital Range (as defined herein) or from conditional capital, the Sunrise Board is authorized under the Articles to withdraw or limit the pre-emptive rights or advance subscription rights of Sunrise shareholders under certain circumstances and to allocate them to third parties or to Sunrise.

Item 9.A.5 Type and class of securities
Registration and Listing
The Sunrise Class A Common Shares are listed on the SIX Swiss Exchange AG (the “SIX”) and are registered under section 12(g) of the Exchange Act and have a nominal value of CHF 0.1 per share. All Sunrise Class A Common Shares are issued in registered form.

Transfers
All Sunrise Class A Common Shares are credited in a securities account with a bank or broker as intermediated securities (Bucheffekten) within the meaning of the Swiss Federal Act on Intermediated Securities of 2008, as amended. Sunrise Class A Common Shares held as intermediated securities may only be transferred by book entry, cannot be transferred or collateralized by way of assignment, and the transfer or perfection of security over such Sunrise Class A Common Shares requires action by the custodian. Sunrise Class A Common Shares held in uncertificated form (einfache Wertrechte) and not as intermediated securities may only be transferred by way of assignment.

Item 9.A.6 Limitations or qualifications

Not applicable.

Item 9.A.7 Other rights
Not applicable.

Item 10.B Memorandum and articles of association

Item 10.B.3 Shareholder rights
Dividends and Other Distributions
Under the Swiss Code of Obligations (Obligationenrecht), Sunrise may not declare or pay dividends unless it has sufficient distributable profits from the previous or current fiscal year (Gewinnvortrag or Bilanzgewinn) or distributable capital reserves (ausschüttungsfähige Kapitalreserven), each as evidenced by audited standalone statutory annual or interim financial statements prepared in accordance with the Swiss Code of Obligations, and after allocations to reserves required by the Swiss Code of Obligations and the Articles have been deducted. Under the Swiss Code of Obligations at least 5% of Sunrise’s annual profit must be retained as statutory profit reserve (gesetzliche Gewinnreserve). If there is a loss carried forward, such loss must be eliminated before allocation to the statutory profit reserve. The statutory profit reserve will be accumulated until it reaches, together with the statutory capital reserve (gesetzliche Kapitalreserve), 50% of Sunrise’s share capital recorded in the commercial register of the Canton of Zurich, Switzerland (the “Commercial Register”).
Under the Swiss Code of Obligations, Sunrise may not declare or pay dividends or other distributions without a prior resolution of its shareholders passed by a majority of the Sunrise Class A Common Shares and the Sunrise Class B Shares (collectively “Sunrise Shares”) represented, voting together as a single class (a “Simple Majority”). If a dividend or other distribution is proposed by the Sunrise Board, Sunrise’s auditors will need to confirm that the proposal complies with Swiss law and the Articles.
In addition, a Class B Vote will be required to effect:
•    distributions of Sunrise Shares, except where holders of each class of Sunrise Shares receive the identical class of Sunrise Shares they hold, on an equal per share basis; and
•    distributions of securities of another entity or Sunrise’s securities other than Sunrise Shares, except where (i) holders of each class of Sunrise Shares receive the same class of securities, on an equal per share basis, or (ii) holders of Sunrise Class B Shares receive securities with a higher voting entitlement and holders of Sunrise Shares receive securities with a lower voting entitlement.
The date on which dividends and other distributions are due and payable will be determined by the Sunrise Board. Dividends can also be paid in several installments.
A repayment of share capital is only permitted if an ordinary capital reduction or a capital reduction within the Capital Range is carried out first (see “Item 10.B.10 Changes in capital —Sunrise’s Capital Range” below). Such capital reductions are subject to several conditions, including (i) publication of a call to creditors, (ii) in the case of an ordinary capital reduction, a shareholder resolution passed by a Simple Majority and (iii) a special audit report that the claims of Sunrise’s creditors will be fully covered by Sunrise’s assets despite the capital reduction.
Voting Rights
Generally

Holders of Sunrise Class A Common Shares and Sunrise Class B Shares will vote together as a single class on all matters submitted to a vote of the Sunrise shareholders, except for the matters subject to a separate Class B Vote. Holders of Sunrise Class A Common Shares and Sunrise Class B Shares will be entitled to one vote per share. Because the nominal value of one Sunrise Class B Share is one-tenth the nominal value of one Sunrise Class A Common Share, each Sunrise Class B Share effectively has 10 times the voting power of a Sunrise Class A Common Share. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the Sunrise share register at the cut-off date for the matters being voted on, as determined by the Sunrise Board. Those entitled to vote at the general meeting of shareholders may be represented by the independent voting rights representative (who is elected annually by the general meeting of shareholders) or by means of a written proxy.
Under the Articles, the Sunrise Board may register nominees in Sunrise’s share register with whom Sunrise has entered a corresponding agreement with voting rights up to 3% of the share capital registered in the Commercial Register; above this limit, the Sunrise Board may register nominees with voting rights if they disclose the beneficial owners for whose account they hold 0.5% or more of the share capital registered in the Commercial Register.

Quorum
Swiss law and the Articles do not provide attendance quorum requirements generally applicable to general meetings of shareholders.

Election and Removal of Directors
The Articles provide that the Sunrise Board will consist of no fewer than three directors and no greater than nine directors, with each class of Sunrise Shares being entitled to elect one representative to the Sunrise Board. Sunrise Directors may only be elected at a shareholders’ meeting and are elected by a Simple Majority.
Swiss law does not permit classified or staggered boards. The Sunrise Directors and the chairperson are elected annually by the general meeting of shareholders and are eligible for re-election for a term of office until completion of the subsequent annual general meeting of shareholders. Each Sunrise Director must be elected individually. Any Sunrise shareholders whose combined shareholdings represent 0.5% of Sunrise’s voting rights or share capital wishing to propose for election as a director someone who is not an existing director or is not proposed by the Sunrise Board must, in accordance with the Articles, give notice of their intention to propose such person for election before a general meeting of shareholders so that it is received by Sunrise at least 60 days before the meeting.
A Sunrise Director may be removed with or without cause by Sunrise’s shareholders by a resolution passed by a Simple Majority at a duly convened meeting of shareholders at which such resolution is included on the agenda.

Supermajority Shareholder Voting Provisions
Unless otherwise specified by the Articles or required by Swiss law, at any general meeting duly called and held, a resolution must be approved by a Simple Majority.
Under the Articles, the following matters require shareholder approval by a Supermajority Vote:
•    amending Sunrise’s corporate purpose;
•    consolidating shares;
•    effecting capital increases other than for cash;

•    limiting or withdrawing Sunrise shareholders’ pre-emptive rights;
•    adopting conditional capital;
•    introducing a capital range (Kapitalband);
•    including restrictions on the transferability of registered shares;
•    introducing shares with privileged voting rights;
•    redenominating Sunrise’s share capital;
•    introducing a casting vote of the chair at the general meeting of shareholders;
•    including a provision in the Articles to permit Sunrise to hold general meetings outside Switzerland;
•    delisting of Sunrise’s equity securities from SIX;
•    changing Sunrise’s place of incorporation;
•    including an arbitration clause in the Articles;
•    approval of mergers, demergers and conversions pursuant to Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”); and
•    dissolving Sunrise.
Under the Articles, the following matters require approval by a Class B Vote in addition to a Simple Majority or Supermajority Vote (as applicable):
•    variation of voting or economic rights attaching to the Sunrise Shares;
•    consolidating or sub-dividing Sunrise Shares by any ratio that is not the same as for the Sunrise Class A Common Shares and the Sunrise Class B Shares;
•    ordinary capital increases or decreases;
•    adopting or varying conditional capital;
•    introducing or varying a capital range (Kapitalband);
•    including or canceling restrictions on the transferability of registered shares;
•    issuing shares with privileged voting rights, except where shares without privileged voting rights are issued in the same proportion;
•    distributions of Sunrise Shares, except where holders of each class of Sunrise Shares receive the identical class of Sunrise Shares they hold, on an equal per share basis;
•    distributions of securities of another entity or Sunrise’s securities other than Sunrise Shares, except where (i) holders of each class of Sunrise Shares receive the same class of securities, on an equal per share basis, or (ii) holders of Sunrise Class B Shares receive securities with a higher voting entitlement and holders of Sunrise Class A Common Shares receive securities with a lower voting entitlement;
•    the delisting of the Sunrise Class B Shares;
•    approval of mergers, demergers and conversions pursuant to the Swiss Merger Act;
•    the disposal of all, or substantially all, of the assets of Sunrise;
•    the dissolution of Sunrise; and
•    the amendment or repeal of the following “special” provisions in the Articles (i) the right of holders of Sunrise Class B Shares to exchange Sunrise Class B Shares for Sunrise Class A Common Shares,

(ii) rules governing the registration of shareholders in the share register, (iii) the opting-up clause (see “Item 10.B.7—Mandatory Bid Rules” below), (iv) the majority requirements for shareholder resolutions in the Articles as described above, (v) the minimum and maximum size of the Sunrise Board, (vi) indemnities granted to Sunrise Directors and the Executive Committee, and (vii) the forum selection clause.
Appraisal Rights
The Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in a merger, demerger or conversion are unreasonable, a shareholder may file an appraisal action against the surviving company petitioning the court to determine a reasonable amount of compensation and award to all shareholders in the same situation additional compensation to ensure that these shareholders receive the fair value of their shares.
Exchange
Holders of Sunrise Class B Shares may exchange their Sunrise Class B Shares for Sunrise Class A Common Shares at a ratio of 10 Sunrise Class B Shares to one Sunrise Class A Common Share. No fewer than 10 Sunrise Class B Shares may be exchanged for Sunrise Class A Common Shares at a time.

Access to Books and Records and Dissemination of Information
Under the Swiss Code of Obligations, Sunrise shareholders have a right to inspect Sunrise’s share register with respect to their own shares. No other person has a right to inspect the share register of Sunrise. Shareholders holding in the aggregate at least 5% of Sunrise’s share capital or voting rights have the right to inspect Sunrise’s books and correspondence, subject to certain restrictions. The Sunrise Board is required to decide on an inspection request within four months after receipt of such request. Denial of the request must be justified in writing. If an inspection request is denied by the Sunrise Board, the requesting shareholder may petition the competent court with jurisdiction over the registered office of Sunrise for an inspection order within thirty days of the denial.
Sunrise’s annual report, the compensation report, the auditor’s reports as well as the report on non-financial matters required by article 964c of the Swiss Code of Obligations must be published or otherwise made accessible to the Sunrise shareholders no later than 20 days prior to the annual general meeting of shareholders.
If a shareholder has exercised its information or inspection rights, such shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, Sunrise or any shareholder may, within 30 calendar days after the general meeting of shareholders, petition the competent court with jurisdiction over the registered office of Sunrise to appoint a special examiner. If the general meeting of shareholders rejects the request, shareholders representing at least 5% of Sunrise’s share capital or voting rights may request that the court appoints a special examiner. The court will issue such an order if the petitioners can demonstrate that Sunrise Directors or the members of the Executive Committee acted against the law or in contravention of the Articles and that such violation is capable of causing damage to Sunrise or the Sunrise shareholders. The costs of the investigation would normally be allocated to Sunrise and only in exceptional cases to the petitioners.

Rights to share in any surplus in the event of liquidation
If Sunrise is liquidated, any surplus remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed among holders of Sunrise Class A Common Shares and Sunrise Class B Shares in proportion to the paid-in nominal value of their Sunrise Shares.

Item 10.B.4 Changes to shareholder rights
Variation of Class Rights
With the approval of a Simple Majority and a Class B Vote, Sunrise may vary certain voting or economic rights attaching to either class of its shares, except that Sunrise may not by any corporate or shareholder action revoke those rights attaching to its shares which are irrevocable under Swiss law. Under Swiss law, certain rights, such as the dividend and liquidation rights of the Sunrise Shares, as well as the right to one vote for each Sunrise Share, are statutory in nature and cannot be revoked by the terms of the Articles, a resolution of its shareholders of any class or by any other corporate action. These rights may only be varied for the benefit of the holders of Sunrise Shares, for instance to increase their dividend, liquidation or voting rights, with approval of a Simple Majority and a Class B Vote. See also “Item 10B.3—Shareholder Rights—Voting Rights” above.

Item 10.B.6 Limitations
Swiss law and the Articles do not impose any specific limitations on owners of Sunrise Class A Common Shares who do not reside in Switzerland to hold or vote their shares in Sunrise.

Item 10.B.7 Change in control
Under Swiss law, an acquiring party is generally able to ensure it acquires all of the issued and outstanding shares of a Swiss company in the following ways:
•through the direct acquisition of the shares, followed by a “cash-out” or “squeeze-out” merger in accordance with the Swiss Merger Act, which requires the approval of holders of at least 90% of the issued shares and, under the Articles, a Class B Vote. In these circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of the parent company of the acquiror or of another company); or
•through a statutory merger in accordance with the Swiss Merger Act, which, under the Articles, will require approval by a Supermajority Vote and a Class B Vote.

If a merger, demerger or conversion under the Swiss Merger Act receives all of the requisite shareholder approvals, including a Supermajority Vote and a Class B Vote, all Sunrise shareholders will be compelled to participate in such a transaction.
In addition, under Swiss law and the Articles, the sale of all, or substantially all, of Sunrise’s assets requires, in certain circumstances, shareholder approval by a Supermajority Vote and a Class B Vote.

Item 10.B.8 Disclosure of shareholdings
Sunrise’s constitutional documents do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Item 10.B.10 Changes in capital
Sunrise’s Capital Range
The Articles specify Sunrise’s minimum and maximum share capital of between CHF 6,512,169.02 and CHF 7,959,317.70 (the “Capital Range”). The Sunrise Board has the authority to issue or cancel Sunrise Shares within the Capital Range, if certain conditions are met, until the earlier of (i) November 8, 2029 or (ii) other expiry of the Capital Range, following which the authority will need to be renewed by the Sunrise shareholders. For capital increases within the Capital Range, the Sunrise Board will determine the time and terms of the share issuance. For capital reductions within the Capital Range, the Sunrise Board will determine the use of the amount of capital reduced.
Sunrise’s Conditional Capital
Conditional Capital for Employee Participation
The Articles provide that Sunrise’s share capital may be increased in an amount not to exceed CHF 723,574.30 through the issuance of up to 7,235,743 fully paid-in Sunrise Class A Common Shares or up to 72,357,430 fully paid-in Sunrise Class B Shares based on (i) the exercise or mandatory exercise of rights to acquire such shares or (ii) obligations to acquire such shares granted to or entered into with Sunrise Directors or the Executive Committee, employees, contractors or consultants of Sunrise or its group companies, or other persons providing services to Sunrise or its group companies, in each case, through one or more equity incentive plans created by the Sunrise Board. Advance subscription rights of the Sunrise shareholders are excluded from issuances under Sunrise’s conditional capital for employee participation.
Conditional Share Capital Based on the Capital Range
The Articles provide that Sunrise’s nominal share capital may be increased within the Capital Range through the issuance of up to 7,235,743 fully paid-in Sunrise Class A Common Shares based on (i) the exercise or mandatory exercise of conversion, exchange, option, subscription or other rights to acquire Sunrise Class A Common Shares, or (ii) obligations to acquire Sunrise Class A Common Shares granted to or entered into with Sunrise shareholders or third parties, either alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations of Sunrise or any of its subsidiaries (collectively “Financial Instruments”). Existing Sunrise shareholders have advance subscription rights with respect to Financial Instruments. The main conditions of the Financial Instruments are to be determined by the Sunrise Board, which is authorized to exclude or restrict Sunrise shareholders’ advance subscription rights in certain circumstances and subject to certain conditions.